February 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-1 (Registration No. 333-284508) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

RBW Capital Partners LLC (“RBW”), acting through Dawson James Securities, Inc. (“Dawson”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-284508) (the “Registration Statement”), hereby concurs, as well as Dawson hereby concurs, in the request by Digital Brands Group, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. Eastern Time on Tuesday, February 11, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. RBW and Dawson affirm that they are aware of their obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

RBW CAPITAL PARTNERS LLC

By:	/s/ Joe Giamichael
Name:	Joe Giamichael
Title:	Managing Partner

DAWSON JAMES SECURITIES, INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer